May 17, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	SEC letter dated May 4, 2012 regarding the Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 27, 2012 by CNO Financial Group, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

CNO Financial Group, Inc. currently plans to provide responses to your letter dated May 4, 2012 on or about May 25, 2012. If further explanation is required, do not hesitate to call me at 317-817-6144.

Best regards,

/s/ John R. Kline

John R. Kline
Senior Vice President and
Chief Accounting Officer